Exhibit 3

From:	The Purchasers of TheMaven, Inc., Series J Convertible Preferred Stock

To:	James Heckman and Robert Scott, jointly and severally

I hereby give to James Heckman and Robert Scott, jointly and severally, with full right of substitution, the right to vote all shares of TheMaven, Inc. (“MVEN”) voting stock, including the Series J Preferred Stock of the MVEN over which I have voting control to vote in favor of any resolution presented to the shareholders of MVEN (a) to approve the Amendment (as defined in that certain Securities Purchase Agreement, dated September __, 2019, among MVEN and the purchasers signatory thereto (the “Purchase Agreement”)) (b) to approve a reverse split of the common stock of the MVEN in any amount of 2 to 1 up to 100 to 1, such amount to be determined in the discretion of the Board of Directors. This agreement is given in consideration of, and as a condition to enter into such Purchase Agreement and is not revocable by me.

By:
Name of Shareholder: BRC Partners Opportunity Fund, LP
Number of voting shares over which I have voting control: 1,246